                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER  3235-0145
                                                   EXPIRES:  OCTOBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER FORM . . .   14.90
                                                   -----------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO.  )*


                            TRANS WORLD GAMING CORP.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    893375105
          ------------------------------------------------------------
                                 (CUSIP NUMBER)

                     EBEN PAUL PERISON, U.S. BANCORP LIBRA,
                  A DIVISION OF U.S. BANCORP INVESTMENTS, INC.
    11766 WILSHIRE BOULEVARD, SUITE 870, LOS ANGELES, CA 90025 (310) 312-5682
-------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                     9/7/99
          -------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (PAGE  1   OF   9   PAGES)
                                   -----    -----

                             SCHEDULE 13D
-----------------------                         -------------------------------

CUSIP NO. 893375105                               PAGE   2   OF  9   PAGES
                                                      -------  ------
-----------------------                         -------------------------------



-------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      IRS. IDENTIFICATION NO. OF ABOVE PERSON (Entity)

          Ravich Revocable Trust of 1989
-------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
   2                                                                   (b) / /
-------------------------------------------------------------------------------
          SEC USE ONLY
   3
-------------------------------------------------------------------------------
          SOURCE OF FUNDS*

   4      PF

-------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   5      ITEMS 2(d) or 2(e) / /

-------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION

   6      California revocable trust
-------------------------------------------------------------------------------
                              SOLE VOTING POWER
     NUMBER OF          7
                              180,313
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY              SHARED VOTING
                        8
      OWNED BY                -0-
                      ---------------------------------------------------------
        EACH                  SOLE DISPOSITIVE POWER
                        9
     REPORTING                180,313
                      ---------------------------------------------------------
       PERSON                 SHARED DISPOSITIVE POWER
                        10
        WITH                  -0-

-------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     180,313
-------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     / /

-------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     5.4%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                             SCHEDULE 13D
-----------------------                         -------------------------------

CUSIP NO. 893375105                               PAGE   3   OF  9   PAGES
                                                      -------  ------
-----------------------                         -------------------------------

-------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
   1      IRS. IDENTIFICATION NO. OF ABOVE PERSON (Entity)

          Jess M. Ravich

-------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
   2                                                                   (b) / /

-------------------------------------------------------------------------------
          SEC USE ONLY
   3
-------------------------------------------------------------------------------
          SOURCE OF FUNDS*

   4      PF
-------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
   5
-------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION

   6      United States

-------------------------------------------------------------------------------
                              SOLE VOTING POWER
     NUMBER OF          7
                              180,313
       SHARES
                      ---------------------------------------------------------
    BENEFICIALLY              SHARED VOTING
                        8
      OWNED BY                -0-
                      ---------------------------------------------------------
        EACH                  SOLE DISPOSITIVE POWER
                        9
     REPORTING                180,313
                      ---------------------------------------------------------
       PERSON                 SHARED DISPOSITIVE POWER
                        10
        WITH                  -0-
-------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     180,313
-------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12     / /

-------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     5.4%
-------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 893375105                                  Page   4   of    9  Pages
                                                         -------  -------

Item 1.                Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of Trans World Gaming Corp. (the "Issuer"). The principal place of business of the Issuer is One Penn Plaza, Suite 1503, New York 10119-0002.

Item 2.                Identity and Background.

                       (a) This statement is filed on behalf of the Ravich Revocable Trust of 1989, a revocable trust for which Jess M. Ravich is the trustee (the "Ravich Revocable Trust") and Jess M. Ravich ("Mr. Ravich"). The Ravich Revocable Trust and Mr. Ravich are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person".

                       (b)   All Reporting Persons
                             c/o U.S. Bancorp Libra, a division of U.S.
                             Bancorp Investments, Inc.
                             11766 Wilshire Boulevard, Suite 870
                             Los Angeles, California 90025
                             Attn: General Counsel

                       (c) The Ravich Revocable Trust is a revocable trust holding certain investment assets, and Mr. Ravich is the trustee thereof. The principal occupation of Mr. Ravich is to serve as Chairman and Chief Executive Officer of U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc. ("U.S. Bancorp Libra"). The principal business of U.S. Bancorp Libra is acting as a broker/dealer of securities and its address is listed in (b) above.

                       (d) During the last five years, neither of the Reporting Persons had been convicted in a criminal proceeding.

                       (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                       (f)   Ravich is a citizen of the U.S.A.

Item 3.                Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Common Stock by the Ravich Revocable Trust came from the personal funds of such trust.

CUSIP No. 893375105                                  Page   5   of    9  Pages
                                                         -------  -------


Item 4.                Purpose of the Transaction.

                  On March 31, 1998, the Ravich Revocable Trust purchased $50,000 of 12% Senior Secured Notes of the Issuer due March 17, 2005. The funds for the purchase of the Notes came from the personal funds of the Ravich Revocable Trust. The Notes were issued by the Issuer pursuant to that certain Indenture, dated as of March 31, 1998, among the Issuer, TWG International U.S. Corporation, TWG Finance Corporation. and U.S. Trust Company of Texas,N.A., as Trustee, pursuant to which the Issuer issued $17,000,000 12% Senior Secured Notes due March 17, 2005 (the "Notes"). In connection with the purchase of such notes and for no additional consideration, the Ravich Revocable Trust received common stock purchase warrants of the Issuer that give the Ravich Revocable Trust the right to purchase 20,845 shares of Common Stock at an exercise price of $0.01 per share. The Ravich Revocable Trust exercised such warrants on September 14, 1999.

                  In consideration for services rendered to the Issuer for acting as placement agent in connection with the private placement of the Notes, U.S. Bancorp Libra (and the Ravich Revocable Trust as its designee) received common stock purchase warrants of the Issuer that gave the Ravich Revocable Trust the right to purchase 159,468 shares of Common Stock at an exercise price of $0.01 per share and U.S. Bancorp Libra the right to purchase 106,312 shares of Common Stock at an exercise price of $0.01 per share. On September 4, 1999, the Ravich Revocable Trust exercised its warrants. Accordingly, the Ravich Revocable Trust now owns 180,313 shares of Common Stock. The Ravich Revocable Trust holds such shares of Common Stock solely for investment purposes, and without any intent, purpose or effect of changing or influencing control of the Issuer or its predecessor.

                  On September 4, 1999, U.S. Bancorp Libra also exercised its warrants received in connection with the financing. Accordingly, U.S. Bancorp Libra now owns 106,312 shares of Common Stock. The Ravich Revocable Trust has NOT included the 106,312 shares of Common Stock held by U.S. Bancorp Libra in the number of shares beneficially owned by it.

                  None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following (although the right to develop such plans or proposals is reserved): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's present Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer or in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (ix) any action similar to any of those enumerated above.

CUSIP No. 893375105                                  Page   6   of    9  Pages
                                                         -------  -------


Item 5.                Interest in Securities of the Issuer.

                       (a) The Ravich Revocable Trust beneficially owns 180,313 shares of the Issuer's Common Stock, or 5.4%. Jess M. Ravich, as trustee of the Ravich Revocable Trust, may also be deemed to beneficially own 180,313 shares of the Issuer's Common Stock, or 5.4%.

                       (b) The Ravich Revocable Trust has sole voting and investment power over the shares of Common Stock currently held by it. Mr. Ravich, as trustee of the Ravich Revocable Trust, may be deemed to have the power to vote and dispose of the Shares by virtue of his relationship as trustee.

                       (c) None of the Reporting Persons has had any other transaction in the Common Stock of the Company within the last 60 days.

                       (d)   Not Applicable.

                       (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                       There are no contracts, understanding or relationships (legal or otherwise) among or between any Reporting Person or, to the best of their knowledge, their respective officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

Item 7.                Material to be Filed as Exhibits.

                       Exhibit 1.1 Agreement of Reporting Persons regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Trans World Gaming Corp. dated as of September 14, 1999.

CUSIP No. 893375105                                  Page   7   of    9  Pages
                                                         -------  -------



                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


September 14, 1999                         RAVICH REVOCABLE TRUST OF 1989


                                           By:  \s\ JESS M. RAVICH
                                              ---------------------------------
                                               Jess M. Ravich, Trustee


                                             \s\ JESS M. RAVICH
                                           ------------------------------------
                                           JESS M. RAVICH

                                  EXHIBIT INDEX

EXHIBIT                                                                               SEQUENTIAL
NUMBER                                 DESCRIPTION                                    PAGE NUMBER
-------                                -----------                                    -----------
  1.1         Agreement of Reporting Persons regarding a joint Schedule 13D                 9
              (and such amendments as may become necessary) with respect to the Common Stock of Trans World Gaming Corp. dated as of
              September 14, 1999










                              (PAGE  8   OF   9   PAGES)
                                   -----    -----